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                               November 20, 1998


VIA EDGAR AND FACSIMILE (202) 942-9594


Securities and Exchange Commission
Attention:  Ms. Andrea Biller
450 Fifth Street, N.W., Mail Stop 4-7
Washington, D.C. 20549-1004

     METAWAVE COMMUNICATIONS CORPORATION
     REGISTRATION STATEMENT ON FORM 8-A
     FILE NO. 000-24673

Dear Ms. Biller:

     Metawave Communications Corporation (the "Company") has instructed us to withdraw the Company's Registration Statement on Form 8-A (the "Form 8-A"), which was filed on October 14, 1998.

     If you have any questions, please call me at (425) 739-8709.

                                            Sincerely,

                                            VENTURE LAW GROUP
                                            A Professional Corporation

                                            /s/ John W. Robertson

                                            John W. Robertson

Enclosures

cc:  Kathryn Surace-Smith
     Stephanie G. Daley-Watson
     William W. Ericson